AMENDMENT NO. 1 TO

BYLAWS OF

OKANA VENTURES, INC.

A NEVADA CORPORATION

Pursuant to Article VIII, Section 2, of the Company's Bylaws, on September 15, 2006, the Board of Directors unanimously voted to amend the Bylaws of the Corporation as follows:

Article I

Stockholders

Section 4. Quorum, Adjourned Meetings. The holders of not less than 1/20th of the Stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the Stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the Stockholders, the Stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

APPROVED AND ADOPTED this 15th day of September, 2006.

/s/ Michael Upham

Secretary